Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-169738 on Form S-3 of Otelco Inc. of our report dated February 3, 2011, with respect to the balance sheets of Shoreham Telephone Company, Inc. as of December 31, 2010 and 2009 and the related statements of income and retained earnings and cash flows for the years then ended, and our report dated December 5, 2011, with respect to the balance sheet of Shoreham Telephone Company, Inc. as of September 30, 2011 and the related statements of income and retained earnings and cash flows for the nine-month period then ended and the statement of operations and retained earnings for the three-month period then ended, which appear in this Current Report on Form 8-K/A of Otelco Inc.

/s/ Berry Dunn McNeil & Parker, LLC

Portland, Maine
December 22, 2011